

For Immediate Release

For more information:
Rex S. Schuette
Chief Financial Officer
(706) 781-2266
Rex_Schuette@ucbi.com

UNITED COMMUNITY BANKS, INC. REPORTS
NET OPERATING LOSS FOR FIRST QUARTER 2009

- Provision for loan losses of $65 million exceeded charge-offs by $22 million
- Allowance-to-loans ratio of 2.56 percent, up from 2.14 percent last quarter
- Non-cash goodwill impairment charge of $70 million, or $1.45 per diluted share, primarily due to stock price decline
- Severance costs of $2.9 million, or 4 cents per diluted share, related to reduction in work force
- Margin improvement of 38 basis points this quarter to 3.08 percent
- Capital levels remain strong

BLAIRSVILLE, GA – April 23, 2009 – United Community Banks, Inc. (NASDAQ: UCBI) today reported a net operating loss of $32 million, or 71 cents per diluted share, for the first quarter of 2009. The net operating loss was primarily driven by higher credit costs, including the $22 million build-up in the allowance for loan losses. Net operating loss does not reflect a $70 million non-cash charge for impairment of goodwill and $2.9 million in severance costs relating to a reduction in work force, both of which are considered non-recurring expenses and therefore excluded from operating earnings. Including these non-recurring expenses the net loss for the quarter was $103.8 million, or $2.20 per diluted share.

"The $70 million goodwill impairment charge is a non-cash accounting adjustment to the company's balance sheet that does not affect cash flow or liquidity and has no impact on our regulatory or tangible capital ratios," stated Jimmy Tallent, president and chief executive officer. "During the fourth quarter our stock price traded well above tangible book value, and our goodwill test indicated no impairment at year-end. However, our stock price declined sharply during the first quarter, as did those of most financial services companies. When we updated our impairment test as of March 31, 2009, we had impairment of $70 million driven primarily by the stock price decline."

"The recession and its effect on the housing and construction markets, particularly in Atlanta, continued to drive credit quality issues in our loan portfolio," added Tallent. "A rise in the level of classified and non-performing assets, and deterioration in property valuations, led us to increase our allowance by $22 million over net charge-offs. While we remain committed to moving through this credit cycle as quickly as possible, our efforts have been hindered by this difficult environment."

Loans were $5.6 billion at quarter end, down $335 million from a year ago and down $72 million on a linked-quarter basis, reflecting the company's continued efforts to reduce exposure to the residential construction market. At March 31, 2009, residential construction loans were $1.4 billion, or 25 percent of total loans, a decrease of $361 million from a year ago and $49 million from the fourth quarter of 2008.

Taxable equivalent net interest revenue of $57.4 million reflected an increase of $5.5 million from last quarter and a decrease of $8.9 million from a year ago. The taxable equivalent net interest margin was 3.08 percent compared with 2.70 percent for the fourth quarter of 2008, and 3.55 percent for the first quarter of 2008.

"In the latter part of the fourth quarter, we were able to take several steps that contributed to the expansion in our first quarter margin," stated Tallent. "We improved our loan pricing and credit spreads, decreased deposit interest rates and, with an overall improvement in liquidity, we were able to let higher-cost time deposits and brokered deposits run off. We will continue to actively pursue strategies to improve our margin, while balancing liquidity needs with our goal of maximizing pre-tax, pre-provision earnings."

"Core deposits, excluding public funds, increased in every category this quarter reflective of our new initiatives and programs for customer referrals and cross selling," stated Tallent. "We added 21,918 new services this quarter, an annual growth rate of 11 percent, that expanded customer relationships and we opened 3,585 net new customer accounts."

The first quarter provision for loan losses was $65 million, compared with $85 million for the fourth quarter of 2008. Net charge-offs for the first quarter were $43.3 million compared with $74 million for the fourth quarter of 2008. At quarter-end, non-performing assets totaled $334.5 million compared with $250.5 million at December 31, 2008. The ratio of non-performing assets to total assets at the end of the first and fourth quarters was 4.11 percent and 2.94 percent, respectively. The allowance for loan losses to total loans was 2.56 percent and 2.14 percent.

"The recession continued to negatively affect our credit quality, particularly within our Atlanta residential construction portfolio," Tallent said. "Although we have seen some deterioration in other loan categories and markets, our principal challenge remains in the residential construction portfolio. The rise in non-performing assets was driven primarily by continued weakness in the Atlanta housing and construction markets, and to softened demand from buyers. We expect the challenges to continue in 2009 and the level of charge-offs and non-performing assets to be elevated over historical levels. However, we will aggressively work through our problem credits and pursue the best economic outcome for our company in each instance."

Fee revenue of $12.8 million was up $2.1 million from the fourth quarter, but down $1.4 million from the first quarter of 2008. Service charges and fees on deposit accounts of $7.0 million reflected a $779,000 decrease from a year ago due to lower activity and fewer transaction charges. Consulting fees were down $786,000 from last year primarily due to the consulting assistance provided to United for a company-wide initiative to improve efficiency and profitability. Consulting fees were further affected by weakness in the financial services industry that hindered sales efforts and delayed consulting contracts. Mortgage loan fees of $2.7 million were up $688,000 due to a record high level of refinancing activity.

Operating expenses, before the recognition of goodwill impairment and severance costs, were $52.6 million reflecting an increase of $5.0 million from the first quarter of 2008 and at the same level as the fourth quarter of 2008. The increase year over year was primarily due to higher foreclosed property costs of $3.4 million and an increase in FDIC insurance premiums of $1.4 million. For the first quarter of 2009, salaries and employee benefit costs of $28.8 million were at the same level as a year ago. First quarter 2009 staff costs did not reflect the reduction in work force of 191 staff, since most of the reduction in work force occurred at the end of the quarter with the remainder transitioning through the year-end. Severance and related benefit costs of $2.9 million were related to the reduction in staff.

"The decision to reduce staff was among the most difficult in my 25 years at United," commented Tallent. "Unfortunately, their departure came as a result of economic conditions that were not within our control, but had a powerful influence on our business decision for the reduction in staff. We expect to save $10 million in annual staff and benefit costs. Also, we have completed a company-wide performance improvement project with fee revenue enhancements and expense savings of $7 million annually that should be fully implemented by year-end. We expect to realize over half of the $17 million of annual savings this year."

The effective tax rate for the first quarter of 2009 was 14 percent, compared to 35.5 percent for the first quarter of 2008. "The tax rate was lower this quarter because goodwill and the related impairment charge are not recognized, nor deductible, for tax reporting purposes," stated Tallent. "Also affecting the first quarter tax rate was a $2.3 million net reserve for deferred tax assets relating to state tax credits that are expected to expire unused. The projected effective tax rate for the balance of 2009 is 38 percent."

United continues to maintain a strong capital position. At March 31, 2008, the company's regulatory capital ratios were as follows: Tier I Risk-Based Capital of 10.9 percent; Leverage of 7.9 percent; and, Total Risk-Based of 13.6 percent. Also, the average tangible equity to assets ratio was 8.3 percent and the average tangible common equity to assets ratio was 6.1 percent.

"While we continue to aggressively dispose of problem credits and improve our margin, we have been pursuing ways to build on the growth opportunities identified throughout our markets," Tallent said. "A key part of this plan was recently launched with the reorganization of our Atlanta region that enables us to more efficiently pursue, and better meet the needs of, small business and commercial customers. This new structure and redeployed team will not only increase and deepen our current customer relationships, but also expand our commercial and small business lending capabilities. Also, they will contribute to additional core deposits as well as further rebalance our loan portfolio, while reducing our exposure to any one segment of the market. Even though we will be using considerable resources to address the credit challenges for the remainder of the year, we will continue to plan ahead and position ourselves to capitalize on new opportunities across our footprint as the economy improves."

Conference Call

United Community Banks will hold a conference call today, Thursday, April 23, 2009, at 11 a.m. ET to discuss the contents of this news release and to share business highlights for the quarter. The telephone number for the conference call is (877) 741-4240 and the pass code is "UCBI." The conference call will also be available by web cast within the Investor Relations section of the company's web site at www.ucbi.com.

About United Community Banks, Inc.

Headquartered in Blairsville, United Community Banks is the third-largest bank holding company in Georgia. United Community Banks has assets of $8.1 billion and operates 27 community banks with 107 banking offices located throughout north Georgia, the Atlanta region, coastal Georgia, western North Carolina and east Tennessee. The company specializes in providing personalized community banking services to individuals and small to mid-size businesses. United Community Banks also offers the convenience of 24-hour access through a network of ATMs, telephone and on-line banking. United Community Banks common stock is listed on the Nasdaq Global Select Market under the symbol UCBI. Additional information may be found at the company's web site at www.ucbi.com.

Safe Harbor

This news release contains forward-looking statements, as defined by Federal Securities Laws, including statements about financial outlook and business environment. These statements are provided to assist in the understanding of future financial performance and such performance involves risks and uncertainties that may cause actual results to differ materially from those in such statements. Any such statements are based on current expectations and involve a number of risks and uncertainties. For a discussion of some factors that may cause such forward-looking statements to differ materially from actual results, please refer to the section entitled "Forward-Looking Statements" on page 3 of United Community Banks, Inc.'s annual report filed on Form 10-K with the Securities and Exchange Commission.

# # #

(Tables Follow)

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Selected Financial Information

(in thousands, except per share data; taxable equivalent)	2009 First Quarter	2008 Fourth Quarter	2008 Third Quarter	2008 Second Quarter	2008 First Quarter	First Quarter 2009-2008 Change
INCOME SUMMARY						
Interest revenue	$ 103,562	$ 108,434	$ 112,510	$ 116,984	$ 129,041	
Interest expense	46,150	56,561	53,719	55,231	62,754	
Net interest revenue	57,412	51,873	58,791	61,753	66,287	(13) %
Provision for loan losses	65,000	85,000	76,000	15,500	7,500	
Fee revenue	12,846	10,718	13,121	15,105	14,197	(10)
Total revenue	5,258	(22,409)	(4,088)	61,358	72,984	NM
Operating expenses [(1)]	52,569	52,439	56,970	49,761	47,529	11
Operating (loss) income before taxes	(47,311)	(74,848)	(61,058)	11,597	25,455	NM
Income tax (benefit) expense	(15,335)	(28,101)	(21,184)	4,504	9,377	
Net operating (loss) income [(1)]	(31,976)	(46,747)	(39,874)	7,093	16,078	NM
Noncash goodwill impairment charge	70,000	-	-	-	-	
Severance costs, net of tax benefit	1,797	-	-	-	-	
Net (loss) income	(103,773)	(46,747)	(39,874)	7,093	16,078	NM
Preferred dividends	2,554	712	4	4	4	
Net (loss) income available to common shareholders	$ (106,327)	$ (47,459)	$ (39,878)	$ 7,089	$ 16,074	NM
PERFORMANCE MEASURES						
Per common share:						
Diluted operating (loss) earnings [(1)]	$ (.71)	$ (.99)	$ (.84)	$ .15	$ .34	NM
Per share impact of goodwill impairment charge	(1.45)	-	-	-	-	
Per share impact of severance costs	(.04)	-	-	-	-	
Diluted (loss) earnings	(2.20)	(.99)	(.84)	.15	.34	NM
Cash dividends declared	-	-	-	.09	.09	
Stock dividends declared [(5)]	1 for 130	1 for 130	1 for 130	-	-	
Book value	14.70	16.95	17.12	17.75	18.50	(21)
Tangible book value [(3)]	9.65	10.39	10.48	11.03	11.76	(18)
Key performance ratios:						
Return on tangible equity [(2)(3)]	NM %	NM %	NM %	5.86 %	13.16 %	
Return on equity [(2)(4)]	NM	NM	NM	3.41	7.85	
Return on assets [(4)]	NM	NM	NM	.34	.78	
Net interest margin [(4)]	3.08	2.70	3.17	3.32	3.55	
Operating efficiency ratio [(3)]	79.29	81.34	79.35	65.05	59.03	
Equity to assets	11.64	10.08	10.28	10.33	10.30	
Tangible equity to assets [(3)]	8.30	6.59	6.65	6.77	6.73	
Tangible common equity to assets [(3)]	6.13	6.23	6.65	6.77	6.73	
ASSET QUALITY						
Net charge-offs	$ 43,281	$ 74,028	$ 55,736	$ 14,313	$ 7,075	
Non-performing loans (NPLs)	259,155	190,723	139,266	123,786	67,728	
Foreclosed properties	75,383	59,768	38,438	28,378	22,136	
Total non-performing assets (NPAs)	334,538	250,491	177,704	152,164	89,864	
Allowance for loan losses	143,990	122,271	111,299	91,035	89,848	
Allowance for loan losses to loans	2.56 %	2.14 %	1.91 %	1.53 %	1.51 %	
Net charge-offs to average loans [(4)]	3.09	5.09	3.77	.97	.48	
NPAs to loans and foreclosed properties	5.86	4.35	3.03	2.55	1.50	
NPAs to total assets	4.11	2.94	2.20	1.84	1.07	
AVERAGE BALANCES						
Loans	$ 5,675,054	$ 5,784,139	$ 5,889,168	$ 5,933,143	$ 5,958,296	(5)
Investment securities	1,712,654	1,508,808	1,454,740	1,507,240	1,485,515	15
Earning assets	7,530,230	7,662,536	7,384,287	7,478,018	7,491,480	1
Total assets	8,312,648	8,449,097	8,146,880	8,295,748	8,305,621	-
Deposits	6,780,531	6,982,229	6,597,339	6,461,361	6,051,069	12
Shareholders’ equity	967,505	851,956	837,487	856,727	855,659	13
Common shares - basic	48,324	47,844	47,417	47,158	47,052	
Common shares - diluted	48,324	47,844	47,417	47,249	47,272	
AT PERIOD END						
Loans	$ 5,632,705	$ 5,704,861	$ 5,829,937	$ 5,933,141	$ 5,967,839	(6)
Investment securities	1,719,033	1,617,187	1,400,827	1,430,588	1,508,402	14
Total assets	8,140,909	8,520,765	8,072,543	8,264,051	8,386,255	(3)
Deposits	6,616,488	7,003,624	6,689,335	6,696,456	6,175,769	7
Shareholders’ equity	888,853	989,382	816,880	837,890	871,452	2
Common shares outstanding	48,487	48,009	47,596	47,096	47,004	

(1) Excludes the non-recurring goodwill impairment charge of $70 million and severance costs of $2.9 million, net of income tax benefit of $1.1 million in the first quarter of 2009. (2) Net income available to common shareholders, which excludes preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). (3) Excludes effect of acquisition related intangibles and associated amortization. (4) Annualized. (5) Number of new shares issued for shares currently held. NM - Not meaningful.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Loan Portfolio Composition at Period-End

(in millions)	2009 First Quarter		2008 Fourth Quarter		Third Quarter		Second Quarter		First Quarter		Linked Quarter Change[1]	Year over Year Change
LOANS BY CATEGORY												
Commercial (sec. by RE)	$	1,779	$	1,627	$	1,604	$	1,584	$	1,526	37 %	17 %
Commercial construction		377		500		509		522		548	(98)	(31)
Commercial & industrial		387		410		425		417		437	(22)	(11)
Total commercial		2,543		2,537		2,538		2,523		2,511	1	1
Residential construction		1,430		1,479		1,596		1,745		1,791	(13)	(20)
Residential mortgage		1,504		1,526		1,528		1,494		1,491	(6)	1
Consumer / installment		156		163		168		171		175	(17)	(11)
Total loans	$	5,633	$	5,705	$	5,830	$	5,933	$	5,968	(5)	(6)
LOANS BY MARKET												
Atlanta MSA	$	1,660	$	1,706	$	1,800	$	1,934	$	1,978	(11) %	(16) %
Gainesville MSA		422		420		426		422		415	2	2
North Georgia		2,014		2,040		2,066		2,065		2,071	(5)	(3)
Western North Carolina		808		810		815		819		816	(1)	(1)
Coastal Georgia		460		464		458		436		439	(3)	5
East Tennessee		269		265		265		257		249	6	8
Total loans	$	5,633	$	5,705	$	5,830	$	5,933	$	5,968	(5)	(6)
RESIDENTIAL CONSTRUCTION												
Dirt loans												
Acquisition & development	$	445	$	484	$	516	$	569	$	583	(32) %	(24) %
Land loans		155		153		142		139		130	5	19
Lot loans		390		358		385		401		406	36	(4)
Total		990		995		1,043		1,109		1,119	(2)	(12)
House loans												
Spec		317		347		393		450		460	(35) %	(31) %
Sold		123		137		160		186		212	(41)	(42)
Total		440		484		553		636		672	(36)	(35)
Total residential construction	$	1,430	$	1,479	$	1,596	$	1,745	$	1,791	(13)	(20)
RESIDENTIAL CONSTRUCTION - ATLANTA MSA												
Dirt loans												
Acquisition & development	$	148	$	167	$	185	$	232	$	252	(46) %	(41) %
Land loans		52		56		47		50		50	(29)	4
Lot loans		98		86		103		117		117	56	(16)
Total		298		309		335		399		419	(14)	(29)
House loans												
Spec		164		189		227		271		271	(53) %	(39) %
Sold		33		40		49		58		71	(70)	(54)
Total		197		229		276		329		342	(56)	(42)
Total residential construction	$	495	$	538	$	611	$	728	$	761	(32)	(35)

[1] Annualized.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality

(in thousands)	First Quarter 2009			Fourth Quarter 2008			Third Quarter 2008		
	Nonaccrual Loans	OREO	Total NPAs	Nonaccrual Loans	OREO	Total NPAs	Nonaccrual Loans	OREO	Total NPAs
NPAs BY CATEGORY									
Commercial (sec. by RE)	$ 18,188	$ 3,811	$ 21,999	$ 15,188	$ 2,427	$ 17,615	$ 9,961	$ 854	$ 10,815
Commercial construction	6,449	2,948	9,397	1,513	2,333	3,846	2,924	375	3,299
Commercial & industrial	12,066	-	12,066	1,920	-	1,920	1,556	-	1,556
Total commercial	36,703	6,759	43,462	18,621	4,760	23,381	14,441	1,229	15,670
Residential construction	187,656	58,327	245,983	144,836	48,572	193,408	102,095	32,453	134,548
Residential mortgage	33,148	10,297	43,445	25,574	6,436	32,010	21,335	4,756	26,091
Consumer / installment	1,648	-	1,648	1,692	-	1,692	1,395	-	1,395
Total NPAs	$ 259,155	$ 75,383	$ 334,538	$ 190,723	$ 59,768	$ 250,491	$ 139,266	$ 38,438	$ 177,704
NPAs BY MARKET									
Atlanta MSA	$ 131,020	$ 48,574	$ 179,594	$ 105,476	$ 42,336	$ 147,812	$ 80,805	$ 27,011	$ 107,816
Gainesville MSA	17,448	694	18,142	16,208	1,110	17,318	15,105	648	15,753
North Georgia	66,875	20,811	87,686	31,631	12,785	44,416	20,812	8,337	29,149
Western North Carolina	21,240	3,067	24,307	18,509	2,986	21,495	13,432	1,509	14,941
Coastal Georgia	15,699	1,286	16,985	11,863	138	12,001	3,682	601	4,283
East Tennessee	6,873	951	7,824	7,036	413	7,449	5,430	332	5,762
Total NPAs	$ 259,155	$ 75,383	$ 334,538	$ 190,723	$ 59,768	$ 250,491	$ 139,266	$ 38,438	$ 177,704

(in thousands)	First Quarter 2009		Fourth Quarter 2008		Third Quarter 2008	
	Net Charge-Offs	Net Charge-Offs to Average Loans [1]	Net Charge-Offs	Net Charge-Offs to Average Loans [1]	Net Charge-Offs	Net Charge-Offs to Average Loans [1]
NET CHARGE-OFFS BY CATEGORY						
Commercial (sec. by RE)	$ 826	.20 %	$ 4,460	1.10 %	$ 257	.06 %
Commercial construction	54	.05	1,442	1.14	225	.17
Commercial & industrial	873	.89	3,416	3.24	1,018	.96
Total commercial	1,753	.28	9,318	1.46	1,500	.24
Residential construction	37,762	10.52	57,882	14.93	50,228	11.94
Residential mortgage	2,984	.80	5,852	1.52	3,332	.88
Consumer / installment	782	1.99	976	2.34	676	1.58
Total	$ 43,281	3.09	$ 74,028	5.09	$ 55,736	3.77
NET CHARGE-OFFS BY MARKET						
Atlanta MSA	$ 26,228	6.16 %	$ 49,309	10.80 %	$ 48,313	10.08 %
Gainesville MSA	1,105	1.18	7,994	8.60	1,470	1.49
North Georgia	8,208	1.64	9,872	1.91	4,567	.88
Western North Carolina	3,669	1.83	2,371	1.16	855	.42
Coastal Georgia	3,229	2.84	3,150	2.70	249	.22
East Tennessee	842	1.28	1,332	2.02	282	.43
Total	$ 43,281	3.09	$ 74,028	5.09	$ 55,736	3.77

[1] Annualized.

UNITED COMMUNITY BANKS, INC.
Consolidated Statement of Income *(Unaudited)*

		Three Months Ended March 31,		
(in thousands, except per share data)		**2009**		**2008**
Interest revenue:				
Loans, including fees	$	81,880	$	109,266
Investment securities, including tax exempt of $319 and $394		20,752		19,022
Federal funds sold, commercial paper and deposits in banks		442		222
Total interest revenue		103,074		128,510
Interest expense:				
Deposits:				
NOW		3,337		8,587
Money market		2,237		2,913
Savings		127		227
Time		36,053		38,884
Total deposit interest expense		41,754		50,611
Federal funds purchased, repurchase agreements and other short-term borrowings		553		4,318
Federal Home Loan Bank advances		1,074		5,745
Long-term debt		2,769		2,080
Total interest expense		46,150		62,754
Net interest revenue		56,924		65,756
Provision for loan losses		65,000		7,500
Net interest revenue after provision for loan losses		(8,076)		58,256
Fee revenue:				
Service charges and fees		7,034		7,813
Mortgage loan and other related fees		2,651		1,963
Consulting fees		1,021		1,807
Brokerage fees		689		1,093
Securities gains, net		303		-
Other		1,148		1,521
Total fee revenue		12,846		14,197
Total revenue		4,770		72,453
Operating expenses:				
Salaries and employee benefits		28,839		28,754
Communications and equipment		3,729		3,832
Occupancy		3,807		3,716
Advertising and public relations		1,109		1,351
Postage, printing and supplies		1,182		1,592
Professional fees		2,293		1,921
Foreclosed preoperty		4,319		911
FDIC assessments and other regulatory charges		2,682		1,266
Amortization of intangibles		739		767
Other		3,870		3,419
Goodwill impairment		70,000		-
Severance costs		2,898		-
Total operating expenses		125,467		47,529
(Loss) income before income taxes		(120,697)		24,924
Income tax (benefit) expense		(16,924)		8,846
Net (loss) income		(103,773)		16,078
Preferred stock dividends		2,554		4
Net (loss) income available to common shareholders	$	(106,327)	$	16,074
(Loss) earnings per common share:				
Basic	$	(2.20)	$	.34
Diluted		(2.20)		.34
Weighted average common shares outstanding:				
Basic		48,324		47,052
Diluted		48,324		47,272

UNITED COMMUNITY BANKS, INC.
Consolidated Balance Sheet

(in thousands, except share and per share data)	March 31, 2009	December 31, 2008	March 31, 2008
	(unaudited)	*(audited)*	*(unaudited)*
ASSETS			
Cash and due from banks	$ 103,707	$ 116,395	$ 169,538
Interest-bearing deposits in banks	5,792	8,417	13,417
Federal funds sold, commercial paper and short-term investments	24,983	368,609	-
Cash and cash equivalents	134,482	493,421	182,955
Securities available for sale	1,719,033	1,617,187	1,508,402
Mortgage loans held for sale	43,161	20,334	28,451
Loans, net of unearned income	5,632,705	5,704,861	5,967,839
Less allowance for loan losses	143,990	122,271	89,848
Loans, net	5,488,715	5,582,590	5,877,991
Premises and equipment, net	178,980	179,160	180,746
Accrued interest receivable	45,514	46,088	59,585
Goodwill and other intangible assets	251,060	321,798	324,041
Other assets	279,964	260,187	224,084
Total assets	$ 8,140,909	$ 8,520,765	$ 8,386,255
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits:			
Demand	$ 665,447	$ 654,036	$ 690,028
NOW	1,284,791	1,543,385	1,523,942
Money market	500,261	466,750	431,623
Savings	177,001	170,275	187,911
Time:			
Less than $100,000	1,911,627	1,953,235	1,535,742
Greater than $100,000	1,350,190	1,422,974	1,375,000
Brokered	727,171	792,969	431,523
Total deposits	6,616,488	7,003,624	6,175,769
Federal funds purchased, repurchase agreements, and other short-term borrowings	158,690	108,411	532,896
Federal Home Loan Bank advances	260,125	235,321	615,324
Long-term debt	151,006	150,986	107,996
Accrued expenses and other liabilities	65,747	33,041	82,818
Total liabilities	7,252,056	7,531,383	7,514,803
Shareholders' equity:			
Preferred stock, $1 par value; 10,000,000 shares authorized;			
Series A; $10 stated value; 25,800 shares issued and outstanding	258	258	258
Series B; $1,000 stated value; 180,000 shares issued and outstanding	173,480	173,180	-
Common stock, $1 par value; 100,000,000 shares authorized;			
48,809,301 shares issued	48,809	48,809	48,809
Common stock issuable; 161,807, 129,304 and 90,505 shares	3,270	2,908	2,410
Capital surplus	452,277	460,708	463,095
Retained earnings	158,201	265,405	359,248
Treasury stock; 322,603, 799,892 and 1,805,078 shares, at cost	(5,992)	(16,465)	(41,351)
Accumulated other comprehensive income	58,550	54,579	38,983
Total shareholders' equity	888,853	989,382	871,452
Total liabilities and shareholders' equity	$ 8,140,909	$ 8,520,765	$ 8,386,255

UNITED COMMUNITY BANKS, INC.

Average Consolidated Balance Sheets and Net Interest Analysis

For the Three Months Ended March 31,

(dollars in thousands, taxable equivalent)	2009 Average Balance	2009 Interest	2009 Avg. Rate	2008 Average Balance	2008 Interest	2008 Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income [1][2]	$5,675,054	$ 81,749	5.84 %	$5,958,296	$109,252	7.37 %
Taxable securities [3]	1,682,603	20,433	4.86	1,448,224	18,628	5.15
Tax-exempt securities [1][3]	30,051	522	6.95	37,291	648	6.95
Federal funds sold and other interest-earning assets	142,522	858	2.41	47,669	513	4.30
Total interest-earning assets	7,530,230	103,562	5.56	7,491,480	129,041	6.92
Non-interest-earning assets:						
Allowance for loan losses	(128,798)			(92,025)		
Cash and due from banks	104,411			154,706		
Premises and equipment	179,495			181,355		
Other assets [3]	627,310			570,105		
Total assets	$8,312,648			$8,305,621		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW	$1,358,149	$ 3,337	1.00	$1,462,116	$ 8,587	2.36
Money market	477,325	2,237	1.90	439,049	2,913	2.67
Savings	172,708	127	.30	184,812	227	.49
Time less than $100,000	1,942,897	17,217	3.59	1,553,313	18,223	4.72
Time greater than $100,000	1,393,188	12,825	3.73	1,365,307	16,370	4.82
Brokered	786,171	6,011	3.10	374,402	4,291	4.61
Total interest-bearing deposits	6,130,438	41,754	2.76	5,378,999	50,611	3.78
Federal funds purchased and other borrowings	150,517	553	1.49	551,812	4,318	3.15
Federal Home Loan Bank advances	204,941	1,074	2.13	661,498	5,745	3.49
Long-term debt	150,997	2,769	7.44	107,996	2,080	7.75
Total borrowed funds	506,455	4,396	3.52	1,321,306	12,143	3.70
Total interest-bearing liabilities	6,636,893	46,150	2.82	6,700,305	62,754	3.77
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	650,093			672,070		
Other liabilities	58,157			77,587		
Total liabilities	7,345,143			7,449,962		
Shareholders' equity	967,505			855,659		
Total liabilities and shareholders' equity	$8,312,648			$8,305,621		
Net interest revenue		$ 57,412			$ 66,287	
Net interest-rate spread			2.74 %			3.15 %
Net interest margin [4]			3.08 %			3.55 %

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued.

[3] Securities available for sale are shown at amortized cost. Pretax unrealized gains of $10.6 million in 2009 and $15.9 million in 2008 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.